Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2007

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3910
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6090
Pre-Tax Preferred Stock Dividends	$2,167

FIXED CHARGES:
Interest Expense	$48,068
Amortization of Debt Premium, Discount and Expense	535
Interest Component of Rentals	1,600

Total Fixed Charges	50,203
Pre-Tax Preferred Stock Dividends	2,167

Total Fixed Charges and Preferred Stock Dividends	$52,370

EARNINGS:
Net Income before Dividends on Preferred Stock	$111,319
Add:
Income Taxes	71,456
Total Fixed Charges	50,203

Total Earnings	$232,978

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.4